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KANE KESSLER, P.C.
1350 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019
(212) 541-6222

January 28, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Attention:	Peggy A. Fisher Assistant Director
  Re:
  Langer, Inc.
  Form S-1 filed November 23, 2004
  File No. 333-120718

Dear Ms. Fisher:

        We hereby submit in electronic format with the Securities and Exchange Commission (the "Commission"), pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), and Regulation S-T, Amendment No. 1 to the Registration Statement on Form S-1 of Langer, Inc. ("Langer" or the "Company").

        The Form S-1 has been revised in response to the Staff's comments contained in the Commission's letter of comment (the "Staff Letter") dated December 23, 2004. In connection therewith, set forth on Schedule A hereto are the Company's responses to the Staff Letter, which have been listed in the order of the comments from the Staff Letter.

        Please feel free to contact me at (212) 519-5115, with any questions regarding the foregoing.

Very truly yours,
Steven E. Cohen

Enclosure

cc:
Adelaja Heyliger (with courtesy copy via Federal Express)

Schedule A—Responses of Langer, Inc. to the
Commission Staff Comment Letter dated December 23, 2004

Prospectus Summary—Pages 1 to 4

1.
The disclosure in the Summary should be a balanced presentation of your business. Please balance the disclosure of your strengths with a brief discussion of the principal challenges or risks associated with your company, many of which are identified in your Risk Factors section.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 4.

2.
Please provide copies of the industry reports cited throughout the registration statement, clearly marking the relevant sections. For example, you cite unnamed "independent research" projections on pages 2 and 47.

  Our market estimates are based in part upon the following reports, copies of which are being sent under separate cover:

  (a)    "Orthopedic Orthotics" and "Orthopedic Prosthetics" (included), furnished to the Company by: Global Industry Analysts, Inc., 5645 Silver Creek Valley Road, Suite 200 San Jose, California 95138, Phone: (408) 528-9966, www.globind.com; and

  (b)    "Cosmeceuticals: Global Markets & Breakthrough Therapies" (included) furnished to the Company by: PJB Medical Publications Inc., 1775 Broadway, Suite 511, New York, NY 10019, Phone: (212) 262-8230, www.thetareports.com.

  Below please find our analysis with respect to each of the following statements:

  •
  page 2, paragraph 3 and page 57, paragraph 3:

  "Based on third-party research, we believe that the global orthopedic markets that we target represented approximately $2.4 billion in sales in 2003, with the United States accounting for approximately half of this amount, and are expected to grow to approximately $3.4 billion by the end of 2008."

  2003 market estimate:

	US$ millions	Source
Global Rehabilitative Orthotics Market	627.9	"Orthopedic Orthotics" page II-20, Table 6
Global Orthopedic Bracings Market	705.4	"Orthopedic Orthotics" page II-21, Table 8
Prosthetic Componentry[1]	1,077.1	"Orthopedic Prosthetics" page II-41, Table 11
Total	2,410.4

1
Estimate of 25% of U.S. and European Orthopedic Prosthetics Market, see below:

	US$ millions	Source
U.S. Orthopedic Prosthetics Market	2,862.9	"Orthopedic Prosthetics" page II-41, Table 11
European Orthopedic Prosthetics Market	1,445.7	"Orthopedic Prosthetics" page II-41, Table 11
Total	4,308.5
25% of Total	1,077.1

  2008 market estimate:

	US$ millions	Source
Global Rehabilitative Orthotics Market	876.7	"Orthopedic Orthotics" page II-20, Table 6
Global Orthopedic Bracings Market	939.7	"Orthopedic Orthotics" page II-21, Table 8
Prosthetic Componentry[1]	1,560.4	"Orthopedic Prosthetics" page II-41, Table 11
Total	3,376.7
1
Estimate of 25% of U.S. and Canadian Orthopedic Prosthetics Market, see below:

	US$ millions	Source
U.S. Orthopedic Prosthetics Market	4,157.6	"Orthopedic Prosthetics" page II-41, Table 11
European Orthopedic Prosthetics Market	2,083.8	"Orthopedic Prosthetics" page II-41, Table 11
Total	6,241.4
25% of Total	1,560.4
  •
  page 3, paragraph 2 and page 58, paragraph 2:

  "Based on third party research we believe that the U.S. skincare moisturizer market, which is the market we target, represented approximately $2.0 billion in sales in 2003 and is expected to grow to approximately $2.5 billion by the end of 2008."

  Calculations

  2003 market estimate:

	US$ millions	Source
2003 Skincare Market	2,753.5	"Cosmeceuticals" page 56, Table 4-7
2003 Scar Management Skincare	44.7	"Cosmeceuticals" page 187, Table 11-5
Total	2,798.2
Total @ 70% (moisturizer)	1,958.7	"Cosmeceuticals" page 52, Paragraph 3

  2008 market estimate:

	US$ millions	Source
2008 Skincare Market	3,582.5	"Cosmeceuticals" page 56, Table 4-7
2008 Scar Management Skincare	55.5	"Cosmeceuticals" page 187, Table 11-5
Total	3,368.0
Total @ 70% (moisturizer)	2,546.6	"Cosmeceuticals" page 52, Paragraph 3

3.
Please provide supplemental support for your stated belief that your brand names "represent a high level of quality in the markets in which [you] sell."

  The Company believes its products represent a high level of quality based on third-party studies commissioned by the Company. Nevertheless, the Company has revised the S-1 to remove the previous references to high quality.

  Please see the marked changes on pages 1 and 56.

4.
Please disclose, or estimate if not currently known, the transaction costs associated with the Silipos acquisition. Additionally, please describe and quantify the working capital adjustments to the Silipos acquisition price.

  The Company has revised the S-1 in response to the Staff's comment regarding disclosure of transaction costs. Please see the marked changes on pages 1 and 56.

  The Company has also revised its description of the working capital adjustment to the Silipos acquisition price. Please see the marked changes on pages 1 and 56. The Company believes that, based on its current calculations, this working capital adjustment may result in a decrease to the purchase price paid by the Company by as much as $800,000. The Seller is disputing the Company's position pursuant to the purchase agreement and, accordingly, the Company believes it would be inappropriate to publicly disclose this estimate at the present time.

Risk Factors—Pages 8 to 18

  There are significant risks associated with our strategy....—Page 9

5.
Please expand your disclosure to address the risk of dilution to a new investors associated with your use of stock to finance future acquisitions.

  The Company has revised the S-1 in response to the Staff's comment by adding a new Risk Factor under the heading "We may issue a substantial amount of our common stock in the future which could cause dilution to new investors and otherwise adversely affect our stock price" on page 20.

  We may face difficulties integrating the operations of Silipos—Page 10

6.
Please describe the "various risks" specifically associated with your integration of Silipos' operations. Additionally, please tell us whether you have experienced any such material integration delays or unexpected costs that have resulted in or are expected to result in a materially adverse impact to your business and operations.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 9.

  The Company has not experienced any material integration delays or unexpected costs with respect to Silipos to date that have resulted in or are expected to result in a materially adverse impact to our business and operations.

  We may be adversely affected by legal actions or proceedings commenced against us—Page 10

7.
Please tell us the basis for your belief that Poly-Gel may raise such claims or bring legal action against you. If you are currently aware of Poly-Gel's intention to pursue such claims against you, please disclose this fact. This risk factor's heading, and disclosure on page 40, suggest that Poly-Gel has already commenced an action or proceeding. If this is in fact the case, please revise and add appropriate disclosure here and in the Legal Proceeding section of the prospectus.

  The basis of the Company's belief that Poly-Gel may raise such claims or bring legal action against it is the Company's knowledge of discussions that occurred between Poly-Gel and SSL International, plc, the party from whom the Company acquired Silipos, in mid-2003 in which Poly-Gel intimated it might bring action against Silipos for the types of claims described in the Risk Factor if Silipos began manufacturing its own oil-based gels. Because of this, the Silipos acquisition agreement contained provisions specifically intended to address possible claims by Poly-Gel. The Company has no knowledge that Poly-Gel has any current intention to bring the actions described in the Risk Factors against the Company. Moreover, since no action or proceeding has been commenced, the Company has revised the heading for this Risk Factor in order to clarify that fact. Please see the marked changes on pages 10 and 11.

  Our existing purchase arrangements may be adversely affected...- Page 10

8.
Please describe this risk in more concrete terms by disclosing the circumstances under which third-party manufacturers can alter the terms of or be released from your supply agreements. Additionally, please tell us whether any of these agreements, alone or in the aggregate, are material and file all material supply agreements as exhibits. Also, with a view towards disclosure, please tell us the time you would need to replace any key supplier.

  Although there are suppliers that supply products or materials that are material to the Company's business, none of them supply the Company with products or materials that the Company believes could not otherwise be readily purchased or substituted for from other sources without significant delay or significant additional expense to the Company. The Company has not disclosed this in the Risk Factor as it may tend to mitigate the actual risk being disclosed to investors.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 61.

9.
For the two most recently completed fiscal years, and in the nine months ended September 30, 2004, disclose whether you experienced any such interruptions or delays that resulted in a materially adverse impact to your business and operations, and if so, how the matter was resolved.

  The Company has not experienced any such interruption or delay for each of the two years ended December 31, 2002 and 2003, and for the nine months ended September 30, 2004. The Company has not disclosed this in the Risk Factor as it may tend to mitigate the actual risk being disclosed to investors.

  We may not be successful in manufacturing the raw material oil based gels.... —Page 11

10.
Disclose why you did not renew Silipos' supply agreement with Poly-Gel and opted to begin manufacturing gels on your own.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 11.

  The nature of our business could subject us to potential product liability...claims. Page 11.

11.
Please tell us how you determined that your current insurance coverage is adequate and reconcile this statement with your disclosure on page 12 that your existing coverage "may be inadequate to protect [you]" from liabilities you may incur.

  The Company believes that its current level of insurance is adequate based on its consultations with its insurance brokers and underwriters. The language in the Risk Factor reflects the possibility of a large judgment that any manufacturer may face in a product liability claim as well as the vagaries of the insurance coverage market. Nonetheless, the Company has revised this Risk Factor by deleting the sentence regarding the adequacy of its insurance coverage, thus avoiding any inconsistencies with the risk being disclosed to investors. Please see the marked changes on page 12.

12.
Additionally, please disclose whether, in the two most recently completed fiscal years, and in the nine months ended September 30, 2004, you experienced any such product liability claims that resulted in a materially adverse impact to your business and operations.

  The Company has not experienced any product liability claims that resulted in a materially adverse impact to it during the two years ended December 31, 2002 and 2003, and the nine months ended September 30, 2004. The Company has not disclosed this in the Risk Factor as it may tend to mitigate the actual risk being disclosed to investors.

  Changes in government and other third-party payor reimbursement levels...—Page 13

13.
Please quantify the portion of your historical revenues comprised of Medicare and Medicaid payments.

  Since the Company does not receive any payments directly from Medicare or Medicaid it is unable to quantify the portion of its historical revenues derived indirectly from such payments. However, the Company is aware that a number of its customers are reimbursed by Medicare and Medicaid. The Risk Factor discloses the Company's exposure to potential decreases in such reimbursements, and the Company feels that this Risk Factor is appropriate disclosure even though it is unable to quantify the extent to which its sales are dependent upon such reimbursements.

  Our products may be subject to product recalls...—Page 14

14.
Please describe any past mandatory or voluntary recalls that have had a material adverse effect on your business.

  There have not been any past mandatory or voluntary recalls that have had a material adverse effect on the Company's business.

  Our business, operating results and financial condition could be adversely affected if we become involved in litigation regarding our...intellectually property rights—Page 14

15.
Please disclose whether you are currently aware of any parties currently intending to pursue such intellectual property claims against you.

  The Company is not aware of any party currently intending to pursue intellectual property claims against it. The Company has not disclosed this in the Risk Factor as it may tend to mitigate the actual risk being disclosed to investors. While the Company is not aware of any current intention on the part of Poly-Gel to bring any intellectual property claims against it, as discussed in the Company's response to Comment No. 7, above, the Company has reason to believe that it could be subject to such claims being brought against it. Accordingly, the Company has disclosed these potential claims in this Risk Factor as well. Please see marked changes on pages 15 and 16.

  A portion of our revenues and expenditures is subject to exchange rate fluctuations that could adversely affect our reported results of operations—Page 16

16.
Please demonstrate this risk by quantifying any material reductions in sales and profitability recently experienced due to foreign currency fluctuations.

  The Company has not recently experienced any material reductions in sales and profitability due to foreign currency fluctuations because the value of the local currencies referenced in the Risk Factor, and particularly the British pound and Canadian dollar, have increased in value relative to the U.S. dollar. However, the Company faces a risk that its sales would be affected by any increase in the value of the U.S. dollar compared to these other currencies. The Risk Factor has been revised to reflect this risk. Please see the marked changes on page 17.

  Our quarterly results are subject to fluctuations.—Page 16

17.
Please briefly explain why orthotic device sales have historically been higher in North America in the warmer months and why you may expect this trend to continue in the future.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 17.

  One stockholder has the ability to significantly influence...—Page 17

18.
Please expand your disclosure to include the fact that 3 of your current 6 directors are affiliated with your largest shareholder, and that the entire board was designated in 2001 by the investor group led by your largest shareholder. Also tell us whether you currently have any procedures in place for resolving actual or perceived conflicts of interest between your principal shareholders and your other shareholders.

  The Company has revised the S-1 in response to the Staff's comment to disclose that our current Chairman of the Board of Directors Warren B. Kanders, our President, Chief Executive Officer and Board of Directors member, Andrew H. Meyers, and our Board of Directors member, Gregory R. Nelson also participated in the tender offer by which Langer Partners, LLC, became the largest stockholder of the Company, in February 2001. We have also revised the S-1 to disclose that the entire board was designated by Langer Partners, LLC in 2001 following the tender offer. Please see the marked changes on pages 18 and 19.

  The Company complies with corporate governance practices required by the Sarbanes-Oxley Act of 2002 and the revised listing requirements of the Nasdaq Stock Market. Such practices include the adoption of corporate governance guidelines to resolve potential conflicts of interest.

19.
Additionally, please disclose the voting agreement between Langer Partners and Oracle, and include in your disclosure the percentage of your common stock beneficially owned by Oracle prior and subsequent to this offering.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 19.

  The price of our common stock has been and is expected to continue to be volatile, which could affect a stockholder's return on investment.—Page 17

20.
Please discuss, under separate heading, the risks associated with the thin trading level of your stock and the relatively low public float.

  The Company has revised the S-1 in response to the Staff's comment. Please see the new Risk Factor under the heading "Shares of our common stock have been thinly traded in the past" on page 19.

  We have a significant amount of convertible indebtedness...—Page 17

21.
Please quantify the dilution effect to new shareholders of conversion of the subordinated notes.

  Based on the current conversion price for the 4% Convertible Subordinated Notes of $6.00 per share and the Company's net tangible book value per share as of September 30, 2004 of $(3.65), conversion of the 4% Convertible Subordinated Notes at the present would be antidilutive to the Company on a book value basis, and would contribute approximately $3.44 per share to the net tangible book value per share of the Company. We have not disclosed this antidilutive effect in the Risk Factor as it may tend to mitigate the actual risk being disclosed to investors. The risk factor does disclose the potential equity dilution, including the aggregate number of shares issuable if all the convertible notes are converted. Please see the marked changes on page 20.

  Our certificate of incorporation, our by laws and Delaware law...—Page 18

22.
Please define "interested shareholder" pursuant to Delaware General Corporation Law.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 21.

New investors in our common stock will experience immediate and substantial dilution.—Page 18

23.
Please include the dilution effects of the conversion of the subordinated notes.

  The effects of conversion of the 4% Convertible Subordinated Notes would be antidilutive on a book value basis. (Please see the Company's response to Comment No. 21.) Accordingly, the Company believes that the Risk Factor as written adequately states the specific risk of immediate dilution upon the consummation of the offering without reference to possible conversion of the 4% Convertible Subordinated Notes.

Use of Proceeds—Page 20

24.
Please revise your disclosure to more specifically identify the purposes for which the balance of the net proceeds not being used to repay indebtedness is expected to be used and quantify the amount intended to be allocated to each purpose; it is not appropriate nor helpful disclosure to investors to aggregate those purposes under a generic category such as "other general corporate purposes." Alternatively, please discuss the principal reasons for conducting your offering at this time.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on pages 23 and 24.

25.
Your capitalization table on page 22 appears to indicate that a portion of the proceeds will be used to pay the $2.5 Million obligation under the Silipos, Inc. purchase agreement. Please supplementally clarify our understanding of your use of proceeds and revise the filing on this page, page 22 or elsewhere, if necessary, based on our concerns.

  If the Company acquires Poly-Gel, whether pursuant to the Put Option or otherwise, for less than $4,500,000 and the liabilities and damages relating to Potential Poly-Gel Claims do not exceed $2,000,000, we are obligated, pursuant to the terms of the Silipos purchase agreement to pay SSL an additional amount of $4,500,000 less the purchase price paid for Poly-Gel. If we do not acquire Poly-Gel and the amount of any liabilities for Potential Poly-Gel Claims does not exceed $2,500,000, then we will be obligated to pay SSL $1,000,000, plus an amount, not to exceed $500,000, for certain costs incurred by SSL in defense of the Potential Poly-Gel Claims. The Company expects the proceeds of the offering will be available to satisfy these obligations, if they should become due. The Company has accrued a liability of $2.5 million as of September 30, 2004, based on its estimate of the fair value of the Put Option.

  The Company has revised the S-1 in response to the Staff's comment to reflect the foregoing. Please see the marked changes on page 27.

Capitalization—Page 23

26.
Please remove the cash and cash equivalent caption from this table.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 26.

Unaudited Pro Forma Condensed Consolidation Financial Statements—Page 26-30

27.
Tell us why you did not include pro forma adjustments to reflect charges that would have been incurred had the employment agreement with W. Gray Hudkins been entered into at the beginning of the periods presented. Does Article 11-02(b)(6) of Regulation S-X require you to include adjustments for the referenced agreement? Revise the filing to include any required additional pro forma adjustments.

  W. Gray Hudkins was hired effective October 1, 2004 and his hiring was not solely attributable to the acquisition of Silipos nor was he a former Silipos employee. Therefore, because the Company could not factually support the conclusion that Mr. Hudkins hiring was solely attributable to the Silipos acquisition, no pro forma adjustments were reflected.

Dilution—Page 24

28.
Please expand your disclosure to include the further dilution to new investors assuming the exercise of outstanding options and warrants and the conversion of convertible debt. Please also disclose the dilution effects of the exercise of the over-allotment option.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 28.

Management's Discussion & Analysis—Pages 31 to 45

  General

29.
When a description of known material trends, demands and commitments is set forth, expand your discussion to include both the intermediate effects of those matters and the reasons underlying those intermediate effects. For example how did you lower your labor costs and manufacturing overhead and is the resulting increase in gross profit margins sustainable; how were 2003 custom orthotics sales increased in the U.K.; what factors were responsible for the increased U.K. labor costs; what material efficiencies were realized through the integration of Benefoot and the leverage of your infrastructure and are such efficiencies sustainable; what factors were responsible for the increase in 2002 sales volume? Please apply this comment throughout your MD&A. Please refer to SEC Release No. 33-8350 for additional guidance.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes in Management's Discussion and Analysis..., Results of Operations, Nine Months Ended September 30, 2003 and 2004, and Years Ended December 31, 2002 and 2003, and Years Ended December 31, 2001 and 2002.

30.
Please describe in greater detail the measures taken to strengthen your infrastructure. We note this disclosure in several places within MD&A.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes in Management's Discussion and Analysis..., Results of Operations, Nine Months Ended September 30, 2003 and 2004, and Years Ended December 31, 2002 and 2003, and Years Ended December 31, 2001 and 2002.

  Results of Operations—Page 34 to 38

31.
We note that you have provided explanations by segment of your net sales variances for all periods presented. Please review your analysis of cost of sales (and gross profit) and other charges, if applicable, to also discuss variances by segment for all periods presented in accordance with Item 303(a) of Regulation S-K.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes in Management's Discussion and Analysis..., Results of Operations, Nine Months Ended September 30, 2003 and 2004, and Years Ended December 31, 2002 and 2003, and Years Ended December 31, 2001 and 2002, at pages 41 and 45.

32.
Revise your results of operations discussion for all periods presented to be more specific about the reasons for changes in your financial statement line items and to quantify the reasons for the changes, whenever possible. Please describe and quantify costs where you have used phrases such as "increased in certain product costs", "an increase in sales volume", or "due to a change in product mix". How much were the increases or decreases? Which products were affected, specifically? Quantify the portion of changes in financial statement line items related to the acquisitions of Benefoot and Bi-Op, so that is apparent to the reader how those acquisitions have affected results of operations for the periods presented.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on pages 41, 42 and 43.

  Because of the Company's level of operations, small changes or events which do not reflect trends may impact results of operations from period to period. The Company and Benefoot had certain similar products, and as a result, the operations and recordkeeping of Benefoot were merged into Langer with respect to these products upon the acquisition. While the Company can track certain products attributable to Benefoot, it is not possible to track all such products. Where the Company can provide supportable amounts, therefore, it has, and where not possible, the Company has provided guidance.

  Nine Months Ended September 30, 2003 and 2004—Pages 35 to 36

33.
We note your disclosure on page 35 that the podiatric customer base for your custom foot orthotics, which comprises a large part of your custom orthotics business, is a mature segment. Please describe how this fact effects your revenues, business and results of operations.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes in Management's Discussion and Analysis..., Results of Operations, Nine Months Ended September 30, 2003 and 2004, at page 41.

  We have also revised our description of this market segment.

  Liquidity and Capital Resources—Page 39 to 42

34.
Revise your operating cash flows discussion for all periods to focus on cash payments or collections, rather than merely stating changes in balance sheet accounts, and quantify amounts if possible. For example, instead of "...offset by increased accounts receivable levels", disclose specific reasons for the changes. Also, discuss the reasons for material changes in your current asset, liability and other asset accounts between the presented balance sheet dates.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on pages 45 to 49.

  Contractual Obligations—Page 40

35.
We note your disclosure of the Put Option to purchase Poly-Gel's assets or shares at a purchase price of 1.5 times Poly-Gel's revenues over the 12 month period prior to the exercise of the Put Option. Please quantify this obligation based on Poly-Gel's prior 12 month revenue as of the most recent practical date here and in the "Use of Proceeds" section.

  The Put Option has a fair value of $2,355,000 as of September 30, 2004 and approximately $1,750,000 as of December 31, 2004. The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on pages 23 and 49.

36.
Additionally, please explain more clearly and in greater detail the Poly-Gel put option and the $1-1.5 million obligation that depends on whether Poly-Gel asserts certain claims. Are these potential "claims" the same potential Poly-Gel legal action and proceedings discussed in the Risk Factors section? If so, please tell us how you have determined your liability pursuant to the potential claims that Poly-Gel has yet to make.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 50.

  The potential "claims" referred to are the same ones discussed in the Risk Factors section (and, hence, the use of the terms defined in the Risk Factors section). The Company cannot determine the amount of any potential claims that Poly-Gel has not yet made. However, as it has disclosed, it can determine certain amounts owing in respect of such claims to SSL pursuant to the terms of the Silipos purchase agreement.

  Capital Resources—Page 42

37.
Please also discuss your ability to meet your cash obligations for at least the next 12 months without the proceeds of this offering.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 51.

  Quarterly Results of Operations (unaudited)—Page 43

38.
Please revise this section to include all the quarterly data required (the two most recent fiscal years and any subsequent interim period for which financial statements are included) by item 302 (a)(1) of Regulation S-K.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on pages 52 and 53.

Business—Pages 46 to 59

  Acquisition History—Page 46

39.
Explain in more detail the February 2001 acquisition, including the consideration paid and the equity interests and other benefits received in return. Disclose amounts on an aggregate and per-share basis.

  The Company has revised the S-1 in response to the Staff's comment by disclosing the details of the February 2001 acquisition in the section of the S-1 titled "Certain Relationships and Related Party Transactions". Please see the marked changes on page 81.

40.
We note your disclosure that you are obligated to pay "up to" $2.5 million under the Silipos purchase agreement. However, disclosure on page 40 suggests that your obligation pursuant to this agreement could exceed $2.5 million if the Put Option is exercised and depending on the amount of liabilities and damages incurred by you and SSL. Please revise or advise.

  The Company has revised the S-1 in response to the Staff's comments (i) to remove the statements that it is obligated to pay "up to" $2.5 million; (ii) to clarify the Company's obligation under the Put Option and the Silipos purchase agreement relating to its possible acquisition of Poly-Gel and that its liability under these obligations could be as high as $4.5 million; and (iii) to disclose that it recorded a liability of $2.5 million which represents the fair value of its obligation under the Put Option.

  Please see the marked changes on pages 27, 49 and 50.

41.
Please briefly described the liabilities assumed in the Benefoot acquisition.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 56.

42.
Additionally, we note on pages F-15 and F-38 that, in connection with the Benefoot acquisition, the Company also entered into a medical consulting agreement with Sheldon Langer. Please disclose the nature of all material relationships Mr. Langer has had with Langer, Inc. and tell us why you have not disclosed the agreement, as amended, in the Certain Relationships and Related Party Transactions section of the prospectus.

  Sheldon Langer has not been an affiliate of the Company during the past three fiscal years. Accordingly, the Company does not believe that Item 404 of S-K would require disclosure of the now terminated medical consulting agreement, in the Certain Relationships and Related Party Transactions section of the prospectus, or elsewhere.

  Manufacturing and Sourcing—Page 51

43.
Please consider adding disclosure in the Risk Factors section of the prospectus describing the risks associated with obtaining PPT from a single supplier.

  "PPT" is a cushioning material which is manufactured by a third party and sold by the Company under the PPT mark. If the current supply arrangements for the cushioning material were terminated, the Company believes it could obtain the material from other sources and continue to market cushioning material under its PPT mark. Accordingly, we have deleted the reference to PPT under the heading "Sourcing". Please see the marked change on page 61.

  Competition—Page 51 to 52

44.
If known or reasonably available, please also provide your competitive position relative to your competitors.

  The Company believes that the disclosure in the prospectus accurately describes the nature of the competition it faces in the markets in which it sell its products. However, the Company does not have market share or similar information that would quantify its position relative to its competitors, and such information would not be readily available to the Company.

  Patents and Trademarks—Page 52

45.
Please discuss the duration, importance and effect of all material patents, trademarks and licenses held. Please refer to Item 101(c)(1)(iv) of Regulation S-K.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 62.

  Properties—Page 52

46.
We note your disclosure that the lease for the Deer Park, NY facilities expires in July 2005. Do you plan to renew this lease, and if so, do you anticipate any material cost increases?

  The Company has an option under the lease of its facility at Deer Park, NY, for a four-year term commencing on August 1, 2005, carrying annual rent increases of 4% per year based upon the current lease rate. The Company presently intends to renew the lease in accordance with that option.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 63.

  Government Regulation—Page 53 - 59

  Medical Device Regulation—Page 53 to 55

47.
If any of your products have been subject to a recall by international regulatory authorities for a material defect or deficiency in design or manufacturing, please provide appropriate disclosure.

  None of the Company's products has been subject to a recall by international regulatory authorities for a material defect or deficiency in design or manufacturing.

Principal Stockholders—Page 67 - 68

48.
Identify the individuals who have or share voting and/or investment control over the shares owned by the entities listed in the table.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on pages 78 and 79.

49.
Please tell us why each of Oracle Partners and Mr. Kanders should not be deemed the beneficial owners of shares held by the other, given the fact that both are parties to a shareholder and voting agreement described on page 70.

  Mr. Kanders has no voting or dispositive power over the shares owned by Oracle and its affiliates for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, Oracle could be deemed to be the beneficial owner of shares owned by Mr. Kanders as a result of the agreement described on page 78 of the prospectus. Accordingly, the Company has revised the disclosure in footnote (4) to the Principal Stockholders table. Please see the marked changes on page 78.

Certain Relationships and Related Party Transactions—Page 69 - 70

  Consulting Agreement with Kanders & Co., Inc.

50.
Please tell us whether this offering will constitute a "change of control" that would accelerate the restricted stock grant to Kanders & Co.

  This offering will not constitute a "change of control" that would accelerate the restricted stock grant to Kanders & Co.

4% Convertible Subordinated Notes

51.
We note your disclosure on page 70 that several persons and entities having family relationships with Warren Kanders purchased and currently hold an aggregate of $590,000 principal amount of the convertible notes. Please include the shares acquirable upon the conversion of these notes in the beneficial ownership table as shares beneficially owned by Mr. Kanders, or tell us why you believe they should not be included.

  The Company believes that these shares should not be included in the beneficial ownership table as shares beneficially owned by Mr. Kanders because none of these shares would be considered to be beneficially owned by Mr. Kanders under Rule 13d-3 of the Exchange Act as the 4% Convertible Subordinated Notes are held by members of Mr. Kanders' extended family, none of whom include his spouse or children, or trusts established by the parents of Mr. Kanders, with respect to which he does not possess voting or dispositive power.

52.
Additionally, please disclose here and in the Use of Proceeds section the amount of proceeds from this offering that Warren Kanders, and persons and entities having familial relationships with Mr. Kanders, will receive.

  The Company has added the requested information about the possible application of proceeds of this offering to pay the 4% Convertible Subordinated Notes, including such notes held by Mr. Kanders, to the "Use of Proceeds" section. For the reasons set forth in the response to Comment 51, the Company does not consider it appropriate to refer to amounts that may be payable out of the proceeds to holders of 4% Convertible Subordinated Notes who are members of Mr. Kanders' extended family, none of whom include his spouse or children, or trusts established by the parents of Mr. Kanders, with respect to which he does not possess voting or dispositive power.

  Other Related Party Transactions

53.
Please tell us whether negotiations for the products and services provided to you by Mr. Meyers' brother-in-law were conducted on an arms length basis, and if not, whether the terms of this agreement are similar to those you could have obtained in arms length negotiations.

  The Company believes that the prices and terms of the products and services that the Company obtains from Mr. Meyers' brother-in-law are similar to and at least as favorable as those the Company could have obtained in arms length negotiations or otherwise are at prevailing market prices and terms.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 82.

Description of Capital Stock—Page 71 to 73

  Convertible Notes—Page 71

54.
Please briefly describe the "certain circumstances" under which the conversion price of the convertible notes can be adjusted.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 83.

Shares Eligible For Future Resale—Page 74

55.
Please briefly describe the "certain exceptions" afforded those who have entered into lock-up agreements, and tell us the percentage of your outstanding shares covered by these agreements.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 86. The Company's executive officers, directors and certain of our stockholders and holders of 4% convertible notes, which beneficially own an aggregate of approximately 81.3% of our outstanding shares, prior to giving effect to the offering, will be asked to execute lock-up agreements.

Langer, Inc. Financial Statements for the Year Ended December 31, 2003

Note 1, Summary of Significant Accounting Policies

Revenue Recognition—Page F-8

56.
We note that you recognize revenue from the sale of your products upon shipment. We also note you have sales to distributors. Please supplementally tell us whether sales terms with your distributors or other customers have rights of return or price protection provisions. Do your customers have post-shipment obligations? Please also discuss your customer acceptance provisions on sales of customized products. Address how you comply with Statement 48 and SAB 104 for your revenue transactions. Finally, revise this Note to discuss the impact of EITF's 00-10 and 01-09 on your financial statements and as otherwise necessary based on our comment. We may have further comments after reviewing your response.

  The Company's terms of sales to distributors and other customers do not include rights of return or price protection. The Company considers it appropriate to recognize revenue upon shipment. Additionally, sales of our custom orthotics and other customized products are not subject to customer acceptance. The Company's only post-shipment obligation to customers is for product warranty (generally for 6 months). See the response to Comment 57 for an explanation of our accounting with respect to product warranty liability.

  The Company adopted EITF 00-10 in 2002 and disclosed the impact of the adoption in its Form 10-K for the year ended December 31, 2002, in the Notes to the Consolidated Financial Statements, Note 1, Summary of Significant Accounting Policies. The Company did not include such information in the Consolidated Financial Statements as of and for the year ended December 31, 2003, as such information was reportable only in the prior year.

  In response to the Staff's comment, the Company has revised the note on Revenue Recognition to include a discussion of the Company's accounting for shipping and handling fees and costs. Please see the marked changes on page F-8.

  Supplementally, the Company advises that it does not offer sales incentives falling within the scope of EITF 01-09, and therefore the adoption of EITF 01-09 did not have any impact on the Company's consolidated results of operations, cash flows or financial position.

57.
We note that you offer an extended warranty contract on your sales of orthotics. Revise your discussion to disclose if you offer a basic warranty and if so, how you account for the basic warranty. Also, include the disclosures required by paragraph 14 of FIN 45.

  In response to the Staff's comment, the Company has revised its revenue recognition policy note to include a discussion of its accounting policy and methodology used in determining the Company's liability for product warranties. Please see the marked changes on page F-8. The Company has revised Note 5 to the consolidated financial statements on page F-18 to include a tabular reconciliation of the changes in the aggregate product warranty liability for each of the years ended December 31, 2003 and 2002 and the ten month period ended December 31, 2001.

(i) Goodwill and Identifiable Intangible Assets with Indefinite Lives—Page F-9

58.
We note that you use independent appraisers to review these assets for impairment. If you elect to make a reference to appraisers in your financial statements (or elsewhere in the filing), please note that you will be required to identify the appraisal firm under "Experts" and include their consent in the registration statement. Alternatively, you could revise the filing to omit this reference.

  We have deleted the references to appraisers. Please see the marked changes on page F-9.

Note 2, Acquisitions—Pages F-13 to F-17 and F-36 to F-42

59.
We see that in May 2002 you acquired Benefoot. Given the small absolute size of your 2001 period net income and the Benefoot historical financial statements in your Item 7 Form 8-K filed July 3, 2002 (dated May 6, 2002), it appears Benefoot's operations were significant to you. Please provide us supplementally with the significant test outlined at Rule 1-02(w)(3) of Regulation S-X for the May 2002 acquisition of Benefoot. Tell us how the guidance at Rule 3-05(b)(4)(iii) of Regulation S-X impacts you and revise the filing as necessary to include any required Benefoot income statements. We may have further comments after reviewing your response.

  The Company advises the Staff that for the 10 months ended December 31, 2001 it had income of $73,397 from continuing operations before income taxes, extraordinary items and cumulative effect of change in accounting principle and Benefoot had income of $322,607 from continuing operations before income taxes, extraordinary items and cumulative effect of change in accounting principle. Accordingly, the Company believes it is required by Rule 3-05(b)(4)(iii) to include in the S-1 audited Benefoot financial statements for the fiscal years ended December 31, 2001 and 2000.

  The S-1 has been revised to include audited Benefoot financial statements for the fiscal years ended December 31, 2001 and 2000. Please see the marked changes on pages F-79 to F-94.

60.
Revise your discussion of the acquisitions of Bi-Op, Benefoot and Silipos to include the disclosures required by paragraphs 51(b) and 51 (c) of SFAS 141.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on pages F-13, F-14, F-37, F-39, and F-40.

61.
We see that you paid Benefoot up to an additional $1,000,000 upon achievement of certain performance targets on or prior to May 6, 2004 and that as of December 31, 2003 in connection with the acquisition of Benefoot you had paid or accrued $603,238 based upon the satisfaction of performance targets during 2002 and 2003. Please tell us supplementally and revise the filing to clearly indicate how your accounting for the contingent consideration complied with Statement 141 and EITF 95-8. We may have further comments after reviewing your response.

  In accordance with SFAS 141 and EITF 95-8, the amounts paid to the selling shareholders of Benefoot as contingent purchase consideration were not linked to continuing employment. The selling shareholders who became employees of the Company were paid at rates consistent with other vice presidents of the Company subject to separate contracts that were negotiated at arms' length, and the payments of contingent performance-based consideration were made solely on account of the achievement of performance targets as provided in the Benefoot purchase agreement.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on pages F-14 and F-39.

62.
We see that Silipos is a party to a supply agreement with Poly-Gel under which the owners of Poly-Gel have the option to require Silipos to purchase Poly-Gel at a purchase price equal to 1.5 times Poly-Gel's revenue for the twelve month period ending immediately prior to the exercise of the Put Option. Please tell us how you account for this Put Option in your historical and pro forma financial statements and provide references to generally accepted accounting principles that supports the accounting. We may have further comments after reviewing your response. Revise the filing as necessary based on our comment.

  The Company concluded that although the Put Option did not meet the definition of a derivative in accordance with paragraph 6(c) of SFAS No. 133 because there is no provision for net settlement, the Put Option should be recorded at its fair value at September 30, 2004 in accordance with EITF 00-6 which describes the Commission's longstanding position that written options initially should be recorded at fair value and subsequently marked to market through earnings.

  As of September 30, 2004, the Company recorded a liability of $2,500,000 to reflect its estimate of the fair value of the Put Option. The Company's valuation was based upon the difference between the estimated purchase price under the Put Option ($2,355,000) and the valuation of Poly-Gel which was estimated at zero. The valuation of Poly-Gel was based upon various factors including that the supply agreement was expiring, the Company was no longer purchasing under the supply agreement and Silipos was Poly-Gel's only customer, the development by Silipos' of the capability to make the gel it had previously purchased from Poly-Gel, and the Company's belief based on its due diligence investigation of Poly-Gel, that the net assets of Poly-Gel were not significant. The Company, therefore, concluded that Poly-Gel had no future cash flow stream. The $145,000 difference between the originally estimated value of the Put

  Option of $2,500,000 recorded by the Company and the purchase price under the Put Option of $2,355,000 is not material and will be adjusted prospectively in connection with the finalization of the purchase price of Silipos.

  The Company has reviewed its accounting for its obligation under the purchase agreement to comply with paragraphs 25-27 of SFAS 141. This rule states that contingent consideration that is determinable at the date of acquisition shall be included in determining the cost of the entity and recorded at that date and consideration that is issuable at the expiration of the contingency period shall be disclosed but not recorded as a liability unless the outcome of the contingency is determinable beyond a reasonable doubt. Because the obligation under the Silipos purchase agreement to pay Silipos could range from $0 to $4,500,000, the Company can not determine the outcome of an amount within the range beyond a reasonable doubt and, therefore, has determined to not record a liability for such obligation but to disclose such contingent consideration in the notes to the unaudited condensed consolidated financial statements for the nine months ended September 30, 2004.

  The Company restated the unaudited consolidated condensed financial statements of Silipos for the period ended September 30, 2004 to reflect the $2.355 million liability associated with recording the fair value of the Put Option. The Company revised the unaudited pro-forma condensed consolidated statement of operations for the nine months ended September 30, 2004 to reflect this restated historical financial information for Silipos. The Company plans to amend its Current Report on Form 8-K/A filed with the Commission on December 13, 2004 to reflect the liability recorded for the Put Option.

  The Company has revised the S-1 to reflect the foregoing. Please see the marked changes on pages F-67, F-68, F-69 and F-77.

63.
In a related matter, we see that if Poly-Gel does not exercise the Put Option and you do not otherwise acquire Poly-Gel, you may be obligated to pay the Seller between $1,000,000 and $1,500,000, depending on whether Poly-Gel asserts claims as well as the resolution, timing and amount, if any, of liabilities incurred relating to Poly-Gel. We also see you have included the full obligation of $2,500,000 in the purchase price of Silipos and as a current liability in your balance sheet as of September 30, 2004. Please tell us supplementally and revise the filing to clarify how you determined the liability that was required to be recorded in your financial statements. We may have further comments after reviewing your response.

  See the Company's response to the Staff's comment No. 62 which addresses how the Company determined its obligation under the Put Option with Poly-Gel. We have revised the S-1 on page 27 and 49 to clarify how this liability was determined.

Note 3, Inventories, net—Page F-17

64.
We note the significance of the inventory write-downs recorded during the periods presented. Please supplementally tell us more about each of these write-downs. What types of inventory were written down? What caused the write-down? Were the inventory items only partially written-down or fully written-off? How and when were these items disposed of? Quantify any remaining reserved inventory balances on hand at December 31, 2003 any September 30, 2004 and indicate how and when you expect to dispose of them. Were any of these inventory items subsequently sold? If so, were they sold at prices above their new cost basis? What was the impact of any such sales upon gross profit margins? Please advise supplementally and revise the filing to address our concerns.

  Inventory write-downs represent the estimated loss of value of certain slow-moving inventory. Inventory usage is analyzed using turnover analysis, and an allowance for obsolescence is provided when inventory quantity exceeds the Company's annual cycle of usage. The percentage of allowance is based upon actual usage, historical data and experience. Most of these reserves are associated with raw materials used in the fabrication process and either represent items no longer utilized in the process or significant excess inventory. Inventory for which a reserve has been provided was $855,000 and $1,110,000, on an original cost basis, at December 31, 2003 and September 30, 2004, respectively.

  Certain of the raw material inventory for which a reserve was provided has subsequently been used in fabrication, with the related reserve being reversed. However, the Company reevaluates the reserve based upon the age of the existing inventory and the usage analysis. Thus, gross profit is not materially affected. With respect to finished goods (distributed products) certain of these items have been sold at reduced prices which have reduced gross profit. However, these items were sold for prices at or slightly above their adjusted carrying value and did not materially impact gross profit.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on pages 38 and 39.

Langer, Inc. Financial Statements For The Period Ended September 30, 2004

Consolidated Balance Sheets—Page F-31

65.
It appears you net accounts receivable balance increased approximately 96% from December 31, 2003 to September 30, 2004 mainly due to the inclusion of the amounts related to Silipos, Inc. Tell us and discuss in the MD&A why the allowance for doubtful accounts and returns and allowances has decreased to 3.6% at September 30, 2004 from 7.5% at December 31, 2003.

  As of September 30, 2004, the Company and subsidiaries (excluding Silipos) had an allowance for doubtful accounts of $265,273 or 6.5% of its receivables as compared to $224,273 or 5.7% of its accounts receivable at December 31, 2003. The Company believes the allowances are appropriate based upon collections, write-off history and age of the receivables.

  Silipos' accounts receivable of approximately $3,366,000 were consolidated in the unaudited condensed consolidated balance sheet at September 30, 2004 at fair value and thus no allowance was provided.

  The Company did not reflect the allowance for sales returns of $68,000 on the face of the unaudited condensed consolidated balance sheet at September 30, 2004.

  We have revised the balance at September 30, 2004 to reflect that the correct allowances for doubtful accounts and sales returns of $333,273.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 38.

66.
It appears your assets include significant amounts for deferred tax assets related to the acquisition of Silipos. We believe you should expand the disclosures in Management's Discussion and Analysis to address the factors considered by management in determining it is more likely than not your deferred tax assets as of September 30, 2004 will be realized. Your revisions should address the factors outlined in paragraph 20-25 of Statement 109.

  The Company has evaluated whether a valuation allowance is needed and has reviewed its financial position and its results of operations for the years ended December 31, 2003 and 2002 and the ten month period ended December 31, 2001. In connection with such review the Company has taken into account any changes in its ownership structure. While the Company has had a history of operating losses, Silipos has a history of generating taxable income. The Company believes that it may utilize future reversals of existing taxable temporary differences or future taxable income to realize upon the value of the net deferred tax assets.

  The Company presently expects to have taxable income in 2004 and 2005 and the foreseeable future. After reviewing net deferred tax assets, the Company believes it is more likely than not that the deferred tax asset acquired in the Silipos acquisition will be realized.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page 39.

Note 5, Segment Information—Page—45

67.
We see that as a result of the Silipos acquisition, beginning in the fourth quarter of 2004, you will report custom orthotics and distributed products as a single segment called orthopedics and will report a second segment called skincare. Since total assets as of September 30, 2004 reflects the acquisition of Silipos, Inc., it is not clear to us how you have complied with paragraph 33 of SFAS 131. Please supplementally address our concerns and revise the Note as necessary based on our concerns.

  The assets of Silipos at September 30, 2004, including goodwill, were $23,768,853 and were allocable $6,546,831 to skincare and $17,222,022 to orthopedics. On a consolidated basis, assets of $40,274,979 were allocable to orthopedics and $6,546,831 were allocated to skin care.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page F-46.

Silipos, Inc. Financial Statements for the Year Ended March 31, 2004

Consolidated Statements of Operations—Page 53

68.
Please revise to include the loss per share information required by paragraphs 6, 38 and 40 of Statement 128.

  The Company believes that the loss per share information for Silipos is not required by paragraphs 6, 39 and 41 of Statement 128 because Silipos was not a public company and it was owned by one shareholder.

Note 8, Goodwill and Other Intangible Assets—Page F-65

69.
Revise the discussion of goodwill to describe the facts and circumstances that existed which led to a total write-off of the balance of goodwill by management, as required by paragraph 47 of SFAS 142.

  Silipos was required to test goodwill for impairment as of April 1, 2002 and annually thereafter, in accordance with the provisions of FASB Statement No. 142. The goodwill was created when the ultimate parent of Silipos acquired Silipos in 1999. Subsequent to the acquisition, markets in general slowed down and Silipos did not realize the cash flows originally anticipated. Silipos recognized an impairment loss of $14,132,353 on adoption of FASB Statement No. 142.

  In accordance with FASB Statement No. 142, Silipos performed its annual impairment tests as of March 31, 2004 and 2003. Consequently, impairment losses of $9,124,344 and $3,489,631 in 2004 and 2003, respectively, were recognized since the carrying amount of the applicable reporting unit was greater than the fair value of the applicable reporting unit and the carrying amount of the reporting unit's goodwill exceeded the implied fair value of that goodwill.

  In 2003 and 2004, Silipos continued to generate less than anticipated cash flows and continued to feel competitive pressure. Additionally, the ultimate parent of Silipos altered its strategic direction and began aggressively marketing Silipos for sale. The valuation on March 31, 2004 was based upon the negotiated sales price of Silipos and resulted in the impairment loss of $9,124,344.

  The Company has revised the S-1 in response to the Staff's comment. Please see the marked changes on page F-64, F-65, F-76 and F-77.

Item 16. Exhibits and Financial Statement Schedule

70.
Please supplementally provide us with a copy of the form of legal opinion for our review.

  A hard copy of the form of legal opinion to be filed as an exhibit to the S-1 is being sent under separate cover.

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KANE KESSLER, P.C. 1350 AVENUE OF THE AMERICAS NEW YORK, NEW YORK 10019 (212) 541-6222 January 28, 2005